Exhibit 99.13

W.N. Brazier Associates Inc.

March 31, 2011

TO:           Seabridge Gold Inc.

Ladies and Gentlemen:

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Seabridge Gold Inc. (the “Company”), to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) of the Company for the year ended December 31, 2010, which is being filed as an exhibit to and incorporated by reference in the 40-F. Reference is also made to the Registration Statement on Form F-10 (Registration No. 333-164530, the “F-10”) of the Company which incorporates by reference the information contained in the AIF and the 40-F.

I, W.N. Brazier, P.Eng., on behalf of myself and W.N. Brazier Associates Inc., hereby consent to the references to, and the information derived from, the following reports and to the references, as applicable, to my name and W.N. Brazier Associates Inc.’s name in connection with the following reports and documents in the AIF, the 40-F and the F-10:

•	Kerr-Sulphurets-Mitchell (KSM) Preliminary Feasibility Study 2010 dated March 31, 2010; and
•	Seabridge Gold Inc. - Courageous Lake Project, Preliminary Economic Assessment - 2008 dated March 10, 2008.

Yours truly,

/s/ W.N. Brazier
W.N. Brazier, P.Eng.